Exhibit 99.1

May 30, 2019	VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	BRP Inc.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of BRP Inc. (the ”Company”) held on May 30, 2019 (the ”Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the twelve (12) nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Withheld	%

Pierre Beaudoin	340,024,233	95.34%	16,619,423	4.66%

Joshua Bekenstein	339,669,121	95.24%	16,974,535	4.76%

José Boisjoli	340,980,395	95.61%	15,663,261	4.39%

J.R. André Bombardier	340,895,046	95.58%	15,748,610	4.42%

Michael Hanley	353,854,279	99.22%	2,789,377	0.78%

Louis Laporte	340,293,788	95.42%	16,349,868	4.58%

Nominee	Votes For	%	Votes Withheld	%

Estelle Métayer	356,566,649	99.98%	77,007	0.02%

Nicholas Nomicos	340,882,541	95.58%	15,761,115	4.42%

Daniel J. O’Neill	354,134,925	99.30%	2,508,731	0.70%

Edward Philip	354,132,605	99.30%	2,511,051	0.70%

Joseph Robbins	340,893,481	95.58%	15,750,175	4.42%

Barbara Samardzich	356,565,757	99.98%	77,899	0.02%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor with the following results:

Votes For	%	Votes Withheld	%

357,199,371	99.93%	248,776	0.07%

3.	Adoption of the advisory non-binding resolution on the Company’s approach to executive compensation

A ballot was conducted with respect to the adoption of an advisory non-binding resolution in respect of the Company’s approach to executive compensation, as more particularly described in the Management Proxy Circular dated April 23, 2019. According to proxies received and ballots cast, the advisory non-binding resolution was adopted with the following results:

Votes For	%	Votes Against	%

349,756,776	98.07%	6,886,880	1.93%

DATED this 30th day of May, 2019.

BRP INC.

(s) Martin Langelier
Martin Langelier
Senior Vice President, General Counsel and Public Affairs